SELFRIDGES&Co

02 OCT 10 AM 10:12

Our Ref. 50005

The Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street NW
Washington DC 20549
U S A

03 October 2002

02055357

SUPPL

Dear Sirs

Re: Selfridges File No: 82-4818

Please find enclosed a copy of a recent announcement made to the London Stock Exchange on 30 September 2002.

Yours faithfully

Ann Shrimpton
Company Secretary's Office

PROCESSED
NOV 21 2002
THOMSON FINANCIAL

Encs.

dlw 11/20

\StockExchange\SEC let.30.9.02.doc

enable us to construct a new and exciting landmark building alongside Glasgow's existing architectural heritage."

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Enquiries:

Selfridges:

Vittorio Radice, Chief Executive 020 7318 3001

Peter Williams, Finance Director 020 7318 3200

Brunswick: 020 7404 5959

Charlotte Elston

Nina Richmond

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